Notice of Exempt Solicitation

NAME OF REGISTRANT: Johnson & Johnson (JNJ)

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

We urge shareholders to vote “For” Item 6 at JNJ’s annual general meeting (AGM) on April 27, 2023.

I. SUMMARY OF RESOLUTION

RESOLVED that shareholders of Johnson & Johnson (“JNJ”) ask the Board of Directors to report to shareholders, at reasonable expense and omitting confidential and proprietary information, on whether and how JNJ subsidiary Janssen’s receipt of government financial support for development and manufacture of vaccines and therapeutics for COVID-19 is being, or will be, taken into account when engaging in conduct that affects access to such products, such as setting prices.

Supporting Statement

COVID-19 continues to cause deaths, long-term health consequences, and economic disruption for millions of people. Vaccines and therapeutics are essential tools to reduce mortality and vaccines can reduce the emergence of more transmissible and vaccine-resistant variants that can prolong the pandemic and further strain the global economy.

Janssen received more than $2 billion in US public funding for COVID-19-related vaccine research, development, manufacturing, and advanced purchase agreements.1 The government additionally provided $152 million for Janssen and a partner to develop COVID-19 therapeutics.2 The vaccine has brought in more than $4.5 billion in revenues in two years and was among JNJ’s top 10 pharmaceutical products by revenue in 2022.3

1 https://www.medicalcountermeasures.gov/app/barda/coronavirus/COVID19.aspx

2 https://www.reuters.com/article/health-coronavirus-usa-funding/factbox-u-s-pours-billions-into-development-of-coronavirus-vaccines-tests-idINL4N2D32T5

3 https://johnsonandjohnson.gcs-web.com/static-files/ca8c3ac2-15ab-4f8d-9693-f604d50be358

JNJ has been distributing its COVID-19 vaccine on a “nonprofit” basis, but that commitment is limited to “emergency pandemic use,” without clarification on how the end of emergency pandemic use will be determined.4 JNJ has not clarified what “nonprofit” means when the government has funded a portion of the research and development costs, nor what prices the company will charge and which access measures will be applied post-emergency pandemic if people continue to need vaccines and boosters. This Proposal asks JNJ to explain how the contribution from public entities affects its actions, including pricing determinations, that impact access to COVID-19 products.

JNJ’s current approach, which provides no transparency for how it factors in public funding in its access decisions, could lead to reputational risks for the company and risks increased government regulation and oversight. Shareholders should be given the opportunity to understand how JNJ is accounting for public funding in its current and future pricing and access strategies for its COVID-19 products. We urge shareholders to vote FOR this proposal.

II. ARGUMENTS IN FAVOR OF A FOR VOTE

1.	JNJ’s approach to access to its COVID-19 vaccine has already and could continue to generate reputational risks for JNJ and its investors.

JNJ faces reputational risk with respect to how the company has managed pricing and access, particularly given the scale of public funding and the public attention to COVID-19 vaccines. JNJ has already faced significant criticism during this pandemic when The New York Times reported that the company had transferred COVID-19 vaccine doses bottled and packed at Aspen Pharmaceutical in South Africa to the European Union, even as there was a significant shortage of vaccine doses in South Africa (and on the African continent), inadequate vaccination of the population, and a worsening pandemic.5 According to the news report, at least 32 million doses of vaccine were exported from South Africa to the European Union. The decision to export these doses was met with outrage from African governments, the World Health Organization (WHO), and public health organizations and activists around the world who “rebuked” and “slammed” the company for the move, as media coverage notes.6 JNJ has also attracted negative media attention with The New York Times reporting JNJ is “locked in a bitter dispute” with Gavi, the Global Vaccine Alliance “over payment for shots that Gavi told the company months ago it would not need, but which the company produced anyway” after failing to supply doses in a timely way.7 Other reports detail similar experiences for South Africa, further noting that of the doses that were delivered, some arrived thawed with shorter-than-expected shelf life.8 These concerns create a significant reputational risk for both JNJ and its investors.

4 https://www.jnj.com/johnson-johnson-covid-19-vaccine-authorized-by-u-s-fda-for-emergency-usefirst-single-shot-vaccine-in-fight-against-global-pandemic

5 https://www.nytimes.com/2021/08/16/business/johnson-johnson-vaccine-africa-exported-europe.html

6 https://www.usnews.com/news/world/articles/2021-08-19/eu-says-import-of-j-j-vaccines-from-south-africa-is-temporary; https://apnews.com/article/europe-africa-business-health-coronavirus-pandemic-9996bb1487e1197580070eaa44f3f420. The company has also been harshly criticized for taking “the only plant making usable batches of the vaccine” offline for up to six months after delivering only 40% of projected doses last year. “We really needed their doses in 2021, and we were counting on them,’ Dr. Berkley [of Gavi, the Vaccine Alliance, on behalf of COVAX], said. ‘They didn’t deliver. So we had to find other doses to meet the countries’ needs.’” https://www.nytimes.com/2022/02/08/business/johnson-johnson-covid-vaccine.html;.

7 https://www.nytimes.com/2023/02/01/health/covid-vaccines-covax-gavi-prepayments.html

8 https://www.devex.com/news/j-j-delays-could-leave-south-africa-paying-for-covid-19-vaccine-doses-104154

The company has not stated how public funding affects price and has also refused to disclose the vaccine’s cost and eventual “commercial” price, which will likely vary from country to country. While the company has stated it will distribute a vaccine on a “non-profit” basis, the commitment is limited to “emergency pandemic use.”9 JNJ committed to an external audit of its non-profit pricing while testifying to Congress in July 2020, but JNJ has not yet fulfilled that commitment.10 The New York Times has reported that federal officials estimate the production of the drug substance itself costs only 30¢, with the rest of the $10 emergency price the company has been charging the US government attributed to “fill and finish.”11 JNJ has reportedly sold its shots for between $5 and $10.12 At $10 per dose, JNJ’s price is double to triple the reported price of another nonprofit vaccine produced by AstraZeneca that was publicly funded.13

If and when JNJ does eventually increase the price of its COVID-19 vaccine “post-emergency,” which WHO has said may end this year,14 both the company and its investors could face significant reputational risks for charging a high price for a vaccine for which research, development and manufacturing has been publicly funded.

The failure of JNJ to share its US government-funded technology could also become a reputational risk. For example, while several governments including the US shared COVID-19 technologies with the WHO’s COVID-19 Technology Access Pool (C-TAP), including vaccine technologies, JNJ has resisted calls to do the same.15

2.	JNJ faces increased regulatory risks during and after the COVID-19 pandemic due to its failure to be transparent about the role of public funding in vaccine pricing and access.

JNJ’s lack of pricing transparency and accounting for public funding for its product risks potential increased regulation and oversight from governments.

In recent years, US policymakers have increased their scrutiny of the role public funding plays in medicine pricing throughout the development pipeline.16 Public funding is already a factor in the government’s price negotiation process under the recently passed Inflation Reduction Act.17 International stakeholders are also seeking more information about the role of public funding and considering measures to improve access to current and future pandemic tools. The “zero draft” of the WHO’s “Convention, Agreement or Other International Instrument on Pandemic Prevention, Preparedness and Response” also proposes greater transparency of public funding of pandemic response products, measures to promote access to the results of publicly funded research, and other measures to improve access to pandemic products, including references to more flexible IP rules.18 The World Trade Organization has already adopted changes to IP rules for vaccines during the pandemic in an attempt to better balance IP with access,19 despite strong pharmaceutical company opposition.20

9 https://www.bloomberg.com/news/videos/2021-07-21/j-j-cfo-not-for-profit-vaccine-price-likely-to-end-in-2021-video

10 https://www.congress.gov/116/meeting/house/110926/witnesses/HHRG-116-IF02-Wstate-DouoguihM-20200721.pdf

11 https://www.nytimes.com/2021/03/26/us/biden-coronavirus-vaccine.html

12 https://www.biopharmadive.com/news/johnson-johnson-vaccine-not-for-profit-price/608477/; https://www.nytimes.com/2021/03/26/us/biden-coronavirus-vaccine.html

13 https://www.pharmaceutical-technology.com/features/covid-19-vaccine-pricing-varies-country-company/

14 https://www.who.int/director-general/speeches/detail/who-director-general-s-opening-remarks-at-the-media-briefing---17-march-2023

15 https://www.warren.senate.gov/oversight/letters/warren-colleagues-call-on-pfizer-moderna-and-johnson-and-johnson-to-expand-access-to-covid-19-vaccines-across-the-globe

16 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf; https://aspe.hhs.gov/sites/default/files/private/aspe-files/263451/2020-drug-pricing-report-congress-final.pdf

17 https://www.congress.gov/bill/117th-congress/house-bill/5376/text

18 https://www.keionline.org/wp-content/uploads/WHO-zero-draft-pandemic-treaty-1Feb2023.pdf

19 https://www.wto.org/english/news_e/news22_e/trip_08jul22_e.htm

20 https://www.ifpma.org/resource-centre/pharmaceutical-industry-expresses-deep-disappointment-with-decision-on-waiving-intellectual-property-rights-adopted-at-the-world-trade-organization-ministerial-conference/

If corporations do not voluntarily cooperate with governments to make their lifesaving products sustainable, equitable, and timely in access, government regulation may be more likely and more costly. For example, in response to public outcry over the high prices of medicines, the US passed the Inflation Reduction Act enabling price negotiations for certain medicines under Medicare. Moody’s warns that the $100 billion in savings the US government will generate over 10 years by negotiating prices will be “generally borne by the industry.”21 By acting proactively, JNJ can be a leader in modeling transparency and may prevent a situation in which governments regulate and oversee the company in a manner that affords the company less independence and control and threatens shareholder interests.

III. CONCLUSION

JNJ has not explained whether and how receipt of federal funding is accounted for in its access strategy. Receipt of such funds should be accompanied by transparency, so that investors can gauge the material risks of receiving this public money while failing to ensure broader public vaccine access. The company has continued to decline to be transparent on this issue following several years of engagement with investors, in contrast to Pfizer and Moderna, where investors withdrew similar pricing transparency proposals after the companies agreed to disclose more information about how government funding factored into pricing and access decisions.

We urge shareholders to vote “For” Item 6.

For more information, please contact Jennifer Reid at jennifer.reid@oxfam.org.

21 https://www.fiercepharma.com/pharma/us-drug-pricing-reform-here-effects-wont-be-felt-some-time-analysts